UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 001-15885
BRUSH ENGINEERED MATERIALS INC.
SAVINGS AND INVESTMENT PLAN
(Full Title of the Plan)
BRUSH ENGINEERED MATERIALS INC.
17876 St. Clair Avenue
Cleveland, Ohio 44110
(Name of issuer of the securities held
pursuant to the plan and the address
of its principal executive office.)

Brush Engineered Materials Inc.
Savings and Investment Plan
Required Information

Page No.

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits — December 31, 2007 and 2006	2

Statement of Changes in Net Assets Available for Benefits — Year Ended December 31, 2007	3

Notes to Financial Statements	4-8

Schedule required to be filed under ERISA

a. Schedule H, Line 4i, Schedule of Assets (Held at End of Year)	9

Signature	10

Exhibits

23.1 Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm	11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We have audited the accompanying statements of net assets available for benefits of the Brush Engineered Materials Inc. Savings and Investment Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
s/ Ernst & Young LLP
Cleveland, Ohio
June 30, 2008

Brush Engineered Materials Inc.
Savings and Investment Plan
Statements of Net Assets Available for Benefits

	December 31
	2007	2006
Assets

Investments	$175,479,723	$159,907,101

Contribution receivables:
Employer	98,352	91,099
Participants	317,546	276,110

Total contribution receivables	415,898	367,209

Receivable from Broker	7,004,537	—

Pending sales	1,802	104,390

Net assets available for benefits	$182,901,960	$160,378,700

See accompanying notes to financial statements.

Brush Engineered Materials Inc.
Savings and Investment Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2007

Additions

Net investment income:
Net appreciation in fair value of investments	$5,480,926
Interest and dividends	8,824,037

14,304,963

Contributions:
Participants	8,087,234
Employer	2,743,681
Catch-up	386,134
Rollover	467,448

11,684,497

Transfer-in of assets from CERAC, incorporated Plan	7,545,402

Total additions	33,534,862

Deductions

Benefits paid directly to participants	10,957,293
Administration fee	23,343
Defaulted loans	27,866
Market value adjustment	3,100

Total deductions	11,011,602

Net increase	22,523,260

Net assets available for benefits:
Beginning of year	160,378,700

End of year	$182,901,960

See accompanying notes to financial statements.

Brush Engineered Materials Inc.
Savings and Investment Plan
Notes to Financial Statements
December 31, 2007 and 2006
and Year Ended December 31, 2007
NOTE A — Description of the Plan
The following description of the Brush Engineered Materials Inc. Savings and Investment Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan that covers certain eligible employees of Brush Engineered Materials Inc. (Company) and participating employers who have adopted the Plan (Company reference includes participating employers where appropriate). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions
The Plan provides for basic contributions by employees of up to 6% of their earnings through pre-tax (salary reduction), Roth or after-tax contributions. Currently, basic contributions are matched by the Company at the rate of 50% of such contributions. The rate at which such basic contributions are matched by the Company may be decreased or increased (up to a 100% rate) by action of the Company’s Board of Directors.
An employee who makes basic contributions of 6% of earnings may also make supplemental contributions of up to 44% of earnings which are not matched by Company contributions and which may be made in any combination of pre-tax and/or after-tax contributions.
An employee’s contributions made to the Plan on a pre-tax basis may not exceed certain IRS maximum amounts. The maximum amount is $15,500 in 2007. If an employee will be 50 or older by the end of the plan year, and is making the maximum elective contribution for the year, he/she may make additional pre-tax “catch-up” contributions of up to 75% of earnings. In 2007, the maximum amount for a catch-up contribution is $5,000. Employees can also designate such contributions as being made on a Roth 401(k) basis under the Plan.
Currently, participants can direct, in increments of 1%, their basic, supplemental, rollover, catch-up, Company matching, and transfer contributions (as described in the Plan) to be invested in any of the fund options offered by the Plan. Participants can also transfer amounts between fund options on each investment change date.
The Company made PAYSOP contributions to the Plan for plan years 1984 through 1986.

Brush Engineered Materials Inc.
Savings and Investment Plan
Notes to Financial Statements — Continued
Vesting
All employee and Company contributions are fully vested at all times.
Participant Loans
A participant may borrow funds from his account, provided such loan is secured by 50% of the value of the participant’s account immediately prior to the loan and evidenced by a promissory note executed by the participant.
Payment of Benefits
At retirement, death or other termination, a participant (or his death beneficiary) is eligible to receive a distribution of all employee and Company contributions credited to the employee’s account plus or minus any net gain or loss thereon.
The value of distributions and withdrawals is based on the value of a participant’s account on the valuation date immediately preceding the date of distribution or withdrawal and is deducted from the participant’s account as of such valuation date.
Distribution to a participant or a person designated by the participant as his death beneficiary is made under one or more (as applicable) of the following methods as elected by the participant (or in certain cases the death beneficiary):
(i)	Lump sum payment in cash;

(ii)	Lump sum payment in cash, except that a participant’s interest in the Company Stock Fund and the PAYSOP contributions account will be paid in full shares of Common Stock of the Company, with any fractional shares being paid in cash; and

(iii)	Periodic distributions, not more frequently than monthly, of at least $200.
Insurance Policies
Prior to June 1, 1989, participants who were employees of Williams Advanced Materials Inc. could have directed a portion of their contributions to be used to purchase insurance policies that were excluded from the former Williams Advanced Materials Inc. Savings and Investment Plan assets. Life insurance policies on the lives of participants, purchased under the former Williams Advanced Materials Inc. Savings and Investment Plan prior to July 1, 1989, may continue to be held.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Brush Engineered Materials Inc.
Savings and Investment Plan
Notes to Financial Statements — Continued
Note B — Summary of Accounting Policies
Basis of Accounting
The financial statements of the Plan have been prepared on the accrual basis of accounting.
Investment Valuation
Investments are stated at fair value. Investment in the company stock fund is valued based on the latest reported closing price of the stock component and the actual cash held in the fund. The shares of registered investment companies are valued at quoted market prices that represent the net asset values of shares held by the Plan at the latest closing price. Investment in participation units of the money market funds are stated at fair value as determined by Fidelity Management Trust Company, the Trustee. Participant loans are valued at their outstanding balances, which approximate fair value.
Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income is recorded on the accrual basis.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Brush Engineered Materials Inc.
Savings and Investment Plan
Notes to Financial Statements — Continued
NOTE C — Investments
During 2007, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

Net Realized
and Unrealized
Appreciation in
Fair Value of
Investments

Brush Engineered Materials Inc. Common Stock	$3,896,651
Shares of registered investment companies	1,584,275

$5,480,926
Investments that represent 5% or more of fair value of the Plan’s net assets are as follows:

	December 31
	2007	2006
Vanguard Asset Allocation Fund	$12,937,663	$12,658,975
PIMCO Total Return Fund	12,855,553	10,470,544
Brush Engineered Materials Inc. Common Stock	19,519,563	19,331,059
DFA U.S. Large Cap Value	9,833,214	10,752,264
Fidelity Blue Chip Growth Fund	22,633,518	21,225,326
Fidelity Diversified International Fund	25,472,623	21,091,687
Fidelity Money Market Trust: Retirement Money Market Portfolio	17,901,883	14,031,665
Spartan U.S. Equity Index Fund	17,991,975	18,414,126
NOTE D — Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated July 25, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (Code) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Brush Engineered Materials Inc.
Savings and Investment Plan
Notes to Financial Statements — Continued
NOTE E — Transactions with Parties-in-Interest
All legal and accounting expenses of the Plan are paid by the Company. All administrative fees are paid above or pursuant to the trust by the Plan. Other than as described agreement, the Plan did not have any agreements or transactions with parties-in-interest.
During 2007, the Plan had the following transactions related to shares of Brush Engineered Materials Inc. Common Stock:

Purchases	$32,302,375
Sales	35,603,935
NOTE F — Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
NOTE G — Subsequent Event
During 2006, Brush Engineered Materials Inc. purchased CERAC, incorporated. Effective December 31, 2007, the CERAC incorporated 401(k) Profit Sharing Plan was merged with the Brush Engineered Materials Inc. Savings and Investment Plan. A portion of the CERAC plan assets ($0.5 million) was transferred on December 31, 2007, while the remaining portion ($7.0 million) was transferred on January 3, 2008, and is recorded as a receivable on the Brush Engineered Materials Inc. Savings and Investment Plan Statement of Net Assets Available for Benefits at December 31, 2007.
NOTE H — Recent Accounting Pronouncement
In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements,” (SFAS 157) effective for fiscal years beginning after November 15, 2007. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. SFAS 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, SFAS 157 establishes a fair value hierarchy that prioritizes the information used to develop those standards. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, the reporting entity’s own data. Under SFAS 157, fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS 157 does not expand the use of fair value in any new circumstances. The Plan will adopt SFAS 157 on January 1, 2008. The Company has evaluated the impact of adopting SFAS 157 and has determined it will not have a material impact on the Plan’s financial statements.

Brush Engineered Materials Inc.
Savings and Investment Plan
EIN: 34-1919973 Plan Number — 003
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2007

	Description	Current
Identity of Issue	of Investment	Value

Brush Engineered Materials Inc. Common Stock *	534,635 shares	$19,519,563

Shares of registered investment companies:

Vanguard Asset Allocation Fund	431,399.236 shares	12,937,663

Vanguard Mid Capitalization Index Signal Fund	205,508.405 shares	6,095,379

Third Avenue Real Estate Value Fund	127,283.578 shares	3,542,302

Harbor Small Cap Value Institutional Class	72,806.079 shares	1,448,841

PIMCO Total Return Fund Administrative Class	1,202,577.440 shares	12,855,553

Morgan Stanley Institutional Fund, Inc. Small Company Growth Portfolio Class P	146,568.682 shares	1,815,986

DFA U.S. Large Cap Value Fund	423,845.410 shares	9,833,214

Fidelity Blue Chip Growth Fund*	513,697.648 shares	22,633,518

Fidelity Diversified International Fund*	638,411.606 shares	25,472,623

Fidelity Freedom Income Fund*	54,674.527 shares	626,023

Fidelity Freedom 2000 Fund*	53,769.558 shares	665,129

Fidelity Freedom 2005 Fund*	9,528.106 shares	112,336

Fidelity Freedom 2010 Fund*	229,399.428 shares	3,399,700

Fidelity Freedom 2015 Fund*	104,394.760 shares	1,301,803

Fidelity Freedom 2020 Fund*	340,034.823 shares	5,375,951

Fidelity Freedom 2025 Fund*	111,432.473 shares	1,468,680

Fidelity Freedom 2030 Fund*	140,339.700 shares	2,318,412

Fidelity Freedom 2035 Fund*	57,605.851 shares	788,048

Fidelity Freedom 2040 Fund*	170,976.989 shares	1,663,606

Spartan U.S. Equity Index Fund	346,666.182 shares	17,991,975

		151,866,305

Money market funds:

Fidelity Employee Benefits Money Market Fund*	1,598,479.260 shares	1,598,479

Fidelity Money Market Trust: Retirement Money Market Portfolio*	17,901,883.260 shares	17,901,883

		19,500,363

Participant Promissory Notes *	Interest rates ranging
	from 3.80% to 6.29%
	with maturity dates
	through 2025	4,113,055

		$175,479,723

*	Party-in-interest to the Plan.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BRUSH ENGINEERED MATERIALS INC. SAVINGS AND INVESTMENT PLAN
By	/s/ Michael C. Hasychak
Vice President, Treasurer and Secretary
Brush Engineered Materials Inc.
Date: June 30, 2008